(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-25590 CUSIP NUMBER 238124101

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Datastream Systems, Inc.

Full Name of Registrant

Former Name if Applicable

50 Datastream Plaza

Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29605

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On March 23, 2005, Datastream Systems, Inc. (the “Company”) filed an amendment to each of its Form 10-K for the year ended December 31, 2003 and Forms 10-Q for the quarters ended March 31, and June 30, 2004 as a result of the restatement of its financial statements for the years ended December 31, 2001, 2002 and 2003 and for the quarters ended March 31, and June 30, 2004. In addition, on March 23, 2005, the Company filed its Form 10-Q for the quarter ended September 30, 2004. The Company spent a significant amount of time and resources to complete the restatement of its financial statements and the filings noted above. For these reasons and because management is in the process of completing the Company’s consolidated financial statements for the year ended December 31, 2004 and evaluating the Company’s internal control over financial reporting, the Form 10-K for fiscal year 2004 has not been completed. As a consequence, the Company’s independent registered public accounting firm has been unable to complete its audit of the Company’s 2004 consolidated financial statements and the Company’s internal control over financial reporting. As a result, the Form 10-Q for the quarter ended June 30, 2005 could not be completed on or before the August 9, 2005 deadline without unreasonable effort or expense. The Company is working diligently to be in a position to be able to file its Form 10-K for 2004, Form 10-Q for the quarter ended March 31, 2005, and Form 10-Q for the quarter ended June 30, 2005 as soon as possible.

As previously disclosed by the Company on July 7, 2005, the Company expects to become current with its SEC filings by the end of the third quarter of 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Alex Estevez (Name)	864 (Area Code)	422-5001 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2004

Quarterly Report on Form 10-Q for the quarter ended March 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consistent with the Company’s release on August 1, 2005 of its preliminary, unaudited financial results for the quarter ended June 30, 2005, the Company anticipates that a significant change in results of operations will be reflected in the earnings statements in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Total revenues increased from $24.1 million for the quarter ended June 30, 2004 to an estimated $25.1 to $25.5 million for the quarter ended June 30, 2005. Software license revenues increased from $6.6 million for the quarter ended June 30, 2004 to an estimated $6.8 to $7.1 million for the quarter ended June 30, 2005. Estimated non-recurring audit-related fees for the quarter ended June 30, 2005 increased $0.6 million from the corresponding quarter ended June 30, 2004. Operating income remained unchanged or decreased slightly from $2.6 million for the quarter ended June 30, 2004 to an estimated $2.2 to $2.6 million for the quarter ended June 30, 2005. Diluted earnings per share increased from $0.07 for the quarter ended June 30, 2004 to an estimated $0.08 to $0.09 for the quarter ended June 30, 2005.

Datastream Systems, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2005	By:	/s/ C. Alex Estevez
C. Alex Estevez President and Chief Financial Officer